SC 13G
Statement of Beneficial Ownership by KCPL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KANSAS CITY POWER AND LIGHT COMPANY
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

485 1341 00
(CUSIP Number)

CUSIP NO. 485 1341 00	SCHEDULE 13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person: UMB BANK, n.a. ("UMB")
2.	Check the Appropriate box if a member of a group (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially owned by UMB With:
5.	Sole Voting Power: 103,188. UMB disclaims beneficial ownership of these shares.
6.	Shared Voting Power: 3,033,968 UMB disclaims beneficial ownership of these shares which include 3,020,566 shares held as trustee of the Kansas City Power and Light Company CODA ESP 401 (k) Plan ("401(k) Plan").

7.	Sole Dispositive Power: 68,503. UMB disclaims beneficial ownership of these shares.
8.	Shared Dispositive Power: 3,064,028. UMB disclaims beneficial ownership of these shares, which include 3,020,566 shares held as trustee of the 401 (k) Plan.
9.	Aggregate Amount Beneficially Owned by UMB: 3,132,531. UMB disclaims beneficial ownership of these shares, which include 3,020,566 shares held as trustee of the 401 (k) Plan
10.	Check Box if the Aggregate Amount in Row(9) excludes Certain Shares: [ X ] Such amount excludes 186,258 shares of the Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.	Percent of Class Represented by Amount in Row 9: 5.06%
12.	Type of Reporting Person: BK

CUSIP NO. 485 1341 00	SCHEDULE 13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person: UMB FINANCIAL CORPORATION ("UMBFC")
2.	Check the Appropriate box if a member of a group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially owned by UMBFC With:
5.	Sole Voting Power: - 0 -
6.	Shared Voting Power: - 0 -
7.	Sole Dispositive Power: - 0 -
8.	Shared Dispositive Power: - 0 -
9.	Aggregate Amount Beneficially Owned by UMB: - 0 -
10.	Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [ X ] Such amount excludes 3,318,789 shares of the Issuer's Common Stock held by UMB in various capacities as to which UMBFC has no voting or dispositive power.

11.	Percent of Class Represented by Amount in Row 9: 0%
12.	Type of Reporting Person: HC

CUSIP NO. 485 1341 00	SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer: Kansas City Power and Light Company, a Missouri Corporation
Item 1	(b)	Address of Issuer's Principal Executive Offices: 1201 Walnut Street, Kansas City, Missouri 64016
Item 2	(a)	Names of Persons Filing: (i) UMB Bank, n.a. ("UMB") (ii) UMB Financial Corporation ("UMBFC")
Item 2	(b)	Address of Principal Business or, if none, Residense: Both UMB and UMBFC maintain their principal executive offices at 1010 Grand Boulevard, Kansas City, Missori 64106
Item 2	(c)	Citizenship: UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States.
Item 2	(d)	Title of Class of Securities: common stock, no par value (the "Common Stock").
Item 2	(e)	CUSIP Number: 485 1341 00
Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	[ ] Broker or Dealer under Section 15 of the Act
	(b)	[ X ] Bank as defined in section 3(a)(6) of the Act (UMB)

CUSIP NO. 485 1341 00	SCHEDULE 13G

(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act
(d)	[ ] Investment Company registered under section 8 of the Investment Company Act
(e)	[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (Casey's ESOP)
(g)	[ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7) (UMBFC)
(h)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
UMBFC owns 100 percent of the outstanding stock of UMB and is filing this schedule solely as a result of such stock ownership.
Item 4	Ownership.
UMB may be deemed to beneficially own certain shares of Issuer's Common Stock, including the shares held by The Kansas City Power and Light Co. CODA ESP 401(k) Plan and shares of Common Stock held in other capacities. As trustee, UMB may be deemed to have voting or dispositive power over the shares of Common Stock held by KCPL CODA ESP 401(k), even though UMB disclaims beneficial ownership over such shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain of such shares, but disclaims beneficial ownership over such shares. UMB disclaims beneficial ownership over and has not included in the Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power (either by itself or with others).

Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

(a)	Amount Beneficially Owned: 3,132,531. Beneficial ownership is disclaimed as to these shares, 3,020,566 of which are held on behalf of the KCPL CODA ESP 401(k). Such amount excludes 186,258 shares of Issuer's common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

(b)	Percent of Class: 5.06%

CUSIP NO. 485 1341 00	SCHEDULE 13G

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:103,188 shares. UMB disclaims beneficial ownership of these shares.

(ii) shared power to vote or to direct the vote: 3,033,968 shares. UMB disclaims beneficial ownership of these shares which includes 3,020,566 shares held by the trustees of the 401(k) Plan.

(iii) sole power to dispose or to direct the disposition: 68,503 shares. UMB disclaims beneficial ownership of these shares.

(iv) shared power to dispose or to direct the disposition: 3,064,028 shares. UMB disclaims beneficial ownership of these shares which includes 3,020,566 shares held by the trustees of the 401(k) Plan.

UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

Item 5	Ownership of Five Percent or Less of a Class.

UMB Bank filed a Form 13-G as of December 31, 1999, which included the Bank as trustee of the KCP&L CODA ESP 401 (k) Plan as a reporting person. The shares of KCP&L Common Stock held by that plan no longer represent 5% of the outstanding stock.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8	Identification and Classification of Members of the Group. Not Applicable.

CUSIP NO. 485 1341 00	SCHEDULE 13G

Item 9	Notice of Dissolution of Group. Not Applicable.
Item 10	Certification. See below.

CUSIP NO. 485 1341 00	SCHEDULE 13G

SIGNATURE
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UMB Bank, n.a.
Dated: February 14, 2001	By /s/ David D. Miller ------------------------------------ David D. Miller, Executive Vice President and Corporate Secretary UMB Financial Corporation
Dated: February 14, 2001	By /s/ David D. Miller ------------------------------------ David D. Miller, Executive Vice President and Corporate Secretary

CUSIP NO. 485 1341 00	SCHEDULE 13G

EXHIBIT INDEX
EXHIBIT	Document	Page No.
A.	Joint Filing Agreement

CUSIP NO. 485 1341 00	SCHEDULE 13G

EXHIBIT A JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, no par value, of Kansas City Power and Light Company and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 14th day of February, 2001.

UMB Bank, n.a.
Dated: February 14, 2001	By /s/ David D. Miller ------------------------------------ David D. Miller, Executive Vice President and Corporate Secretary UMB Financial Corporation
Dated: February 14, 2001	By /s/ David D. Miller ------------------------------------ David D. Miller, Executive Vice President and Corporate Secretary